FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	………………………………………………,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 2, 2014	By	……/s/………Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An Overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.

March 31, 2014

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	30% and above

Overview of Major Shareholders (Revised)
Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	59,911,200	4.49
Japan Trustee Services Bank, Ltd. (Trust Account)	53,302,300	4.00
The Dai-ichi Life Insurance Company, Limited	37,416,380	2.81
State Street Bank and Trust Company 505223	36,555,985	2.74
Barclays Securities Japan Limited	30,000,000	2.25
Moxley and Co. LLC	23,634,424	1.77
Mizuho Bank, Ltd.	22,558,173	1.69
Northern Trust Co. (AVFC) Sub A/C American Clients	20,191,600	1.51
Sompo Japan Insurance Inc.	18,799,987	1.41
Nomura Securities Co., Ltd.	18,562,600	1.39

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	-----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information (Revised):

Supplementary information regarding “Overview of Major Shareholders,” under item 2, Capital Structure:

“Overview of Major Shareholders” is as of December 31, 2013. In addition, as of the same date, the Company held 196,764,060 shares (Shareholding Ratio 14.75%) in the form of treasury stock.

Nomura Securities Co., Ltd. and three of its affiliated companies submitted a report on large share holdings to the Kanto Local Finance Bureau on January 10, 2014, in their joint names and reported that they owned 82,345,166 shares (6.17%) of the Company as of December 31, 2013 in total. As the Company could not confirm the status of these holdings as of December 31, 2013, this was not included in the above “Overview of Major Shareholders.”

Nomura Securities Co., Ltd. and two of its affiliated companies submitted a change report on large share holdings to the Kanto Local Finance Bureau on January 22, 2014, in their joint names and reported that they owned 35,509,095 shares (2.66%) of the Company as of January 15, 2014.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates (Revised)	100 and above, but below 300

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

-----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance (Revised)

As of March 31, 2014, the Company has 2 listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with a Board of Corporate Auditors
Directors
Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors	President
Number of Directors (Revised)	19
Elected Outside Directors (Revised)	Elected
Number of Outside Directors (Revised)	2
Number of Outside Directors designated as Independent Directors (Revised)	2

Relationship with the Company (1) (Revised):

Name	Occupation	Relation with the Company
Kunitaro Saida	Attorney	• A current outside director or outside audit & supervisory board member of another company • Limitation of Liability Agreement is executed between said person and the Company
Haruhiko Kato	Other

•    A current outside director or outside audit & supervisory board member of another company

•    A current executive director or executive officer etc. of another company

•    Limitation of Liability Agreement is executed between said person and the Company

Relationship with the Company (2) (Revised):

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes	The Company did pay Kunitaro Saida remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Kunitaro Saida was elected as an Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Haruhiko Kato	Yes

Although there are business transactions between the Company and Japan Securities Depository Center, Incorporated for which Haruhiko Kato holds the position of President and CEO, the transactions reflect usage of the transfer system for stocks and other securities for which we pay fees.

The Company did pay Haruhiko Kato remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Haruhiko Kato was elected as an Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency as well as his managerial experience as President of Japan Securities Depository Center, Incorporated.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing:

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

At the beginning of the year, the Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Accounting Auditors an outline of their audit plan and a report on important auditing items on which the Audit & Supervisory Board Members and the Audit & Supervisory Board express their opinion with respect to validity. The Audit & Supervisory Board Members and the Audit & Supervisory Board also conduct timely exchanges of opinion with the Accounting Auditors on such subjects as the results of audits and the Accounting Auditors’ grasp of the Company’s internal control systems and their evaluation of risk.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Audit & Supervisory Board Members and the Audit & Supervisory Board always receive from the Accounting Auditors audit reports on accounting and internal control. At the same time, to check the validity of the audit, the Company’s Audit & Supervisory Board Members receive detailed explanations, from the Accounting Auditors about the quality management system regarding audits.

Besides this, the Audit & Supervisory Board Members and Audit & Supervisory Board maintain constant coordination with the Accounting Auditors by, among others, requesting timely reports on the progression of various audits.

Regarding external audits, with the aim of monitoring the independence of auditors, the Company introduced a Audit & Supervisory Board pre-approval system which targets contracts and remuneration.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

At the beginning of the year, the Audit & Supervisory Board Members and the Audit & Supervisory Board confirm with the Corporate Audit Center, which serves as the Company’s internal auditing arm, the outline of their internal audit plan and internal auditing subjects.

The Audit & Supervisory Board Members and Audit & Supervisory Board receive from the Corporate Audit Center a report on the audit and the evaluation after the conclusion of the internal audit on such subjects as business operation audits and internal control systems. The Corporate Audit Center also reports on the internal audit results regarding product quality, environmental issues, information security and physical security.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent Auditors*	3

* “Independent Auditor” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.

Relationship with the Company (1) (Revised):

Name	Occupation	Relation with the Company
Tadashi Ohe	Attorney	• A current outside director or outside audit & supervisory board member of another company • Limitation of Liability Agreement is executed between said person and the Company
Osami Yoshida	Certified Public Accountant	• Limitation of Liability Agreement is executed between said person and the Company
Kuniyoshi Kitamura	Former employee of another company	• A current outside director or outside audit & supervisory board member of another company • Limitation of Liability Agreement is executed between said person and the Company

Relation with the Company (2) (Revised):

Name	Independent Auditor	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Tadashi Ohe	Yes	-----

The Company elected Tadashi Ohe as an Outside Audit & Supervisory Board Member, judging him qualified from a comprehensive viewpoint such as the insight and experience he gained from many years as a lawyer.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Osami Yoshida	Yes	Deloitte Touche Tohmatsu LLC, where Osami Yoshida was employed in the past, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales.

Osami Yoshida has been engaged for many years in corporate accounting as a certified public accountant. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate accounting for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Kuniyoshi Kitamura	Yes	Kuniyoshi Kitamura used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio, excluding treasury stock, is approximately 3.3%. Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

Kuniyoshi Kitamura has a broad range of work experience working for an insurance company over many years. In addition to this, he has a certain degree of knowledge regarding business management. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his experience and knowledge for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Independent Directors/Auditors (Revised)

Number of Independent Directors/Auditors	5

Other Independent Director/Auditor related Items:

All Outside Directors/Auditors that qualify as Independent Directors/Auditors have been designated as Independent Directors/Auditors.

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of performance linked remuneration, Introduction of Stock Option Plan

Supplementary Information regarding Applicable Item:

Introduction of performance linked remuneration

As for director bonuses, the calculation of total amount to be granted is based on criteria set by the Company and is linked to the Company’s performance for the relevant fiscal year. The total amount to be granted is then proposed at the Company’s Ordinary General Meeting of Shareholders for shareholder approval.

Introduction of Stock Option Plan

The Company aims to contribute to sustained improvement in corporate value, raising the mid- to long-term motivation and morale of grantees to improve business performance, and linking this to a further enhancement of corporate strength.

The Grantees of Stock Options	Internal Directors, Employees, and Others
Supplementary Information regarding Applicable Item: “Employees” mean senior employees that are assigned important duties. “Others” mean executive officers. Director Remuneration
Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information regarding Applicable Item:

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration (Revised)	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration:

Policies regarding the Determination of Director Remuneration etc. are provided below.

Remuneration Structure

Director remuneration is comprised of “Basic Compensation,” a consideration for execution of business operations and duties. Another component is “Director Bonus,” which is linked to the Company’s business performance in the relevant fiscal year.

In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis.

Determination Method

i.	Basic Compensation

The maximum amount of total compensation to directors is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company.

ii.	Director Bonuses

Director bonuses are calculated based on internal criteria considering the performance of the Company. The total amount is proposed to and approved by the Ordinary General Meeting of Shareholders. The bonus amount paid to individual directors is determined at a meeting of the Board of Directors, based on the total approved amount, taking into account the position and performance of each director.

iii.	Stock Options

The Company issues stock option plans for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without compensation and features of such stock options is proposed to and approved by the Ordinary General Meeting of Shareholders.

The Support System for Outside Directors (Outside Audit & Supervisory Board Members) (Revised)

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

Additionally, the Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, an Audit & Supervisory Board Member or full-time staff member that did attend will provide a report to enable the Outside Audit & Supervisory Board Members to grasp the situation. Furthermore, the Audit & Supervisory Board, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

Directors, Board of Directors

Important business matters are actively discussed and approved during meetings of the Board of Directors and other Committees. As of March 31, 2014, the Company has 19 directors. Although many directors are also charged with business execution, the board also includes two Outside Directors designated at Independent Directors/Auditors.

Additionally, the Company has established a system where directors are able to focus more on management and supervision, sharing responsibility for business execution with executive officers. From April 1, 2014, the Company will have 17 executive officers.

Executive and Management Committees

The Company established the “Executive Committee,” headed by the Company’s Chairman and CEO, which discusses, decides, and approves important matters as they pertain to the Canon Group. The Company also established five “Management Committees,” that deal with important business themes and aim for swift and workable decision making. These committees also serve to complement the Company’s operational headquarters system and internal check and balance mechanism.

i.	Management Strategy Committee

Headed by the Company’s Chairman and CEO, this committee deliberates issues regarding capital investments, business expansion etc., after directors report the current status and explain problems, solutions and future directions of their operations.

ii.	New Business Development Committee

Headed by the Company’s Chairman and CEO, this committee meets to approve or reject new business proposals and to monitor newly formed businesses. It also determines, among others, whether businesses, including existing businesses, should be continued.

iii.	Corporate Ethics and Compliance Committee

Headed by the Company’s President and COO, and made up of directors and heads of each operation, this committee meets four times a year to determine and approve policies and measure related to law and regulatory compliance and corporate ethics. Given the nature of this committee, the Company’s Audit & Supervisory Board Members also participate in the meetings in an oversight capacity.

iv.	Internal Control Committee

Headed by the Company’s President and COO, and including all directors and presidents of all group companies, this committee controls the activities and construction of a framework for group internal control.

v.	Disclosure Committee

Headed by the Company’s President and COO, this committee makes decision on disclosure necessity, content, timing, etc., based on relevant laws and regulations as well as rules of each financial instruments exchange, with the aim to disclose important Company information in a prompt, accurate and comprehensive manner. For information that needs to be disclosed in the Company’s brief announcements on the settlement of accounts (kessan tannshin) and other timely disclosures, the committee receives reports from working groups in charge of information disclosure with each operation.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company makes use of the corporate auditor system. There are 5 Auditors & Supervisory Board Members as of March 31, 2014. In accordance with auditing policies etc., the Audit & Supervisory Board Members, three of which are Outside Audit & Supervisory Board Members, play a role in monitoring management, by attending Board of Directors’ meetings, Executive Committee meetings, etc., listening to business reports from directors etc., reviewing documents etc. related to important decisions, and conducting strict audits by investigating etc. the situation of work and property. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Internal Audits

The Corporate Audit Center – the Company’s internal auditing arm – as a separate dedicated organization conducts audits and evaluations and provides guidance on laws and regulations, internal control systems etc. in line with internal audit guidelines. In addition, for specific themes such as product quality, the environment, information security, physical security etc., each division with supervisory responsibilities cooperation with the Corporate Audit Center in conducting audits.

External Audits

Regarding external audits, with the aim of monitoring the independency of the accounting firm, the Company introduced a prior approval system by the Audit & Supervisory Board for contents of auditing and other service contracts and relevant fees. Based on policies and procedures of the prior approval for both auditing and non-auditing services,” each contract is closely reviewed for prior approval.

The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements. To check the validity of the audit, the Company’s Audit & Supervisory Board Members receive detailed explanations, from the Accounting Auditors about the quality management system regarding audits.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 113th Business Term (fiscal year 2013, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated	Engagement Partner	Koichi Hanabusa	Ernst & Young ShinNihon
Partner			LLC
Designated	Engagement Partner	Norimitsu Yanai	Ernst & Young ShinNihon
Partner			LLC
Designated	Engagement Partner	Yoshihiko Nakatani	Ernst & Young ShinNihon
Partner			LLC
Designated	Engagement Partner	Shigeru Sekiguchi	Ernst & Young ShinNihon
Partner			LLC

Note 1: Since all partners with have fewer than 7 years of consecutive audits, the number of years of consecutive audits have been omitted.

Note 2: The accounting firm has voluntarily taken measures to ensure that Engagement Partners do not work in excess of the fixed term of auditing the Company.

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 19; Others: 33)

3.	Reasons for Operating Under the Current Corporate Governance Structure (Revised)

Important business matters are actively discussed and approved during meetings of the Board of Directors and other Committees. Based on the Company’s view that more practical, efficient decisions and appropriate supervision can be made by people with well-developed knowledge of the Company’s affairs, many directors are also charged with business execution. However, to make use of objective viewpoints that may differ from persons within the Company for management the Company elected two Outside Directors that are designated as Independent Directors/Auditors at its Ordinary General Meeting of Shareholders held on March 28, 2014.

Additionally, the Company has established a system where directors are able to focus more on management and supervision, sharing responsibility for business execution with executive officers.

The Company makes use of the corporate auditor system. Of the Audit & Supervisory Board Members more than half are Outside Audit & Supervisory Board Members who make good use of their specialized skills, independently and neutrally monitoring management. Additionally, the Company makes use of a multifaceted internal control system, working to improve the effectiveness of audits through close cooperation of Audit & Supervisory Board Members with the accounting auditors and the Company’s internal auditing arm while strengthening the authority and organization of internal auditing divisions.

Through these measures, although the Company’s corporate governance works effectively, we believe it is possible to maintain or even improve this system.

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights (Revised)

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders 25 days prior to its latest Ordinary General Meeting of Shareholders.
Exercise of Voting Rights through Electromagnetic Means	Exercise of voting rights through the internet is possible.
Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English	The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available on its website.

2.	IR Activities (Revised)

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy	In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. The Company also maintains measures for the prompt and accurate disclosure of information regarding managements situation through a management policy conferences, quarterly earnings conferences, individual investors conferences and enhance home page among others.

Holding of Periodic Conferences for Individual Investors	In addition to holding conferences, the Company provides a special section for individual investors on its website. In 2011, the Chairman & CEO held a conference.	Exists
Holding of Periodic Conferences for Analysts and Institutional Investors

Corporate strategy conferences are held every year on a regular basis.

Furthermore, on the day financial results are announced each quarter, conferences are held for analysts and institutional investors in Japan.

In 2013, the Chairman & CEO held a Corporate Strategy Conference. Furthermore, on the day quarterly financial results were announced, conferences for analysts and institutional investors in Japan to report results were held by the Executive Vice President & CFO.

In 2014, the Chairman & CEO held a Corporate Strategy Conference. Furthermore, on the day full-year financial results were announced, a conference for analysts and institutional investors in Japan to report results were held by the Executive Vice President & CFO.

Exists
Holding of Periodic Conferences for Overseas Investors

Canon visits overseas investors to discuss the Company’s management and business strategies. Additionally, on the day quarterly financial results are announced, conference calls to report results are hosted.

In 2013, the Executive Vice President & CFO visited overseas investors to discuss the Company’s management and business strategies. In addition, on the day quarterly financial results were announced, the Executive Vice President & CFO hosted conference calls to report financial results.

In 2014, the Executive Vice President & CFO hosted a conference call to report full-year financial results.

Exists
Posting of IR Materials on Homepage	As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.
Establishment of a Post for IR	The IR Promotion Division, which is a part of the Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders (Revised)

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders	In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.
Implementation of Environmental Conservation Activities, CSR Activities, etc.

Regarding the Company’s environmental conservation activities and CSR activities, related divisions are in charge of handling these responsibilities in accordance with Canon’s corporate philosophy of kyosei.

Detailed information on these activities appears in the Sustainability Report, which the Company publishes to ensure accountability to its stakeholders.

On January 1, 2012, Canon established its policy regarding CSR activities for the Canon Group. Based on this policy, Canon will take steps to further its CSR activities.

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders	As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.
Other

Policies and Measures for the Success of Women

Following our philosophy of kyosei, Canon welcomes diversity in all forms, not only visible distinctions like race, gender and age, but also internal differences such as customs or values. Promoting diversity allows us to make the most of these differences and further grow our organization. In 2012, Canon Inc. established a company-wide project to accelerate the promotion of diversity. One primary focus of this project is to promote the success of women employees.

Canon Inc. has been working to develop a work environment that makes it easier for women employees to balance work and family life. One outcome of this effort is that following maternity leave almost all employees have returned to work. Moreover, in order to broaden opportunities of success, Canon Inc. is promoting a review of personnel systems while also providing career development support and improving workplace awareness and practices

Major measures up to March 2014, are as follows:

•    Various training sessions and seminars (Female leadership training sessions, seminars for people that have returned from maternity leave also attended by their superiors, etc.)

•    Awareness campaigns through the holding of round-table discussions and publishing of information on the Company’s internal website.

•    Proposal etc. for the review of personnel systems and workplace practices to support flexible ways of working.

IV.	Items Related to Internal Control Systems

Basic Policy Concerning Internal Control Systems and Overview of their Implementation

1.	Systems to ensure that the Company conforms to laws and regulations in the execution of duties by directors and employees
(1).

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. Canon’s Corporate Ethics and Compliance Committee, which manages and oversees this initiative, promotes compliance activities through compliance staff assigned to each division.

(2).

The Company ensures the implementation of the basic policy that provides not to have any relation with antisocial forces, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(3).	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
(4).	An in-house hotline system is employed to help prevent improprieties.

2.	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management and other in-house rules. A system has been established that enables Directors, Audit & Supervisory Board Members, and internal auditing to access this information anytime.

3.	Rules and Other Systems Regarding Management of Risk of Loss

(1).	Important matters are carefully deliberated at the Executive Committee and in other various Committees to eliminate or reduce business risks.
(2).

Business processes are specified and risks are evaluated based on guidelines of the Internal Control Committee to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed.

(3).

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(4).	Auditing by internal auditing is carried out for the early detection and resolution of risks.

4.	System for Assuring Directors’ Efficient Execution of Duties

(1).	Important matters are carefully deliberated in advance by the Executive Committee and in various Committees to promote prompt and appropriate decision making by Directors.

(2).

Management policies are explained in long-term management plans, and the Company goals are given concrete shape in medium-term plans. In addition, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

5.	System for Ensuring Appropriate Groupwide Operations

(1).	Based on the Canon Group Code of Conduct, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics.
(2).	The internal auditing, legal, and other divisions provide guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(3).	The soundness and efficiency of the Group’s business activities are ensured by means of Groupwide medium-term plans and deliberations in the various Committees.

6.	Matters Regarding Employees Who Assist the Duties of Audit & Supervisory Board Members and Their Independence

(1).	The Office of Audit & Supervisory Board Members has been established, and full-time employees of a requisite size have been assigned to it.
(2).	The Office is an organization independent of the Board of Directors, and changes in its personnel require the prior consent of the Audit & Supervisory Board.

7.	System of Reporting to Audit & Supervisory Board Members and Other Systems for Securing the Effectiveness of Auditing by Audit & Supervisory Board Members
(1).	Directors promptly report to Audit & Supervisory Board Members matters that may have a significant impact on the Company.
(2).

Directors, Executive Officers and employees deliver reports periodically to Audit & Supervisory Board Members regarding matters the Directors and Audit & Supervisory Board Members have previously agreed upon in consultations.

(3).	Audit & Supervisory Board Members periodically receive reports from accounting auditors.
(4).	Audit & Supervisory Board Members attend Executive Committee and other important meetings.

Basic Policy and Overview of Implementation toward Elimination of Antisocial Forces

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1).

Based on a resolution of the Board of Directors’ meeting, the Company has incorporated a provision on cutting off relation with antisocial forces in the Internal Control Systems as mentioned above, and also incorporates provisions to the same effect in the Employment Regulation, in order to ensure the employees’ implementation thereof.

(2).

The General Affairs Division of the Company’s Headquarter is set as the administration department of the Group to deal with antisocial forces, and endeavors to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them with each general affairs department of the Group.

(3).	The Company establishes a cooperation structure with external institutions such as police and lawyers.

(4).	Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Other

1.	Matters Regarding Takeover Defense – Not Introduced

Supplementary information regarding related items:

2.	Items Concerning Corporate Governance Systems (Revised)

The following is an overview of implemented measures aimed at enhancing corporate governance.

In 2004, the Company established the Corporate Ethics and Compliance Committee and Internal Control Committee as standing committees with the president appointed as chairman of both organizations. The aim of the Corporate Ethics and Compliance Committee is to raise and infuse compliance and ethical awareness throughout the Company. To raise the effectiveness of these activities, a special unified division, the Compliance Office, was established.

The Internal Control Committee has built a highly effective own internal control system and has started activities, which not only aim to ensure the reliability of the Company’s financial reporting, but also to ensure the effectiveness and efficiency of the Company’s business operations, as well as compliance with related laws.

With regard to securing the reliability of financial reporting, we have received evaluations from Ernst & Young ShinNihon LLC that our internal control was effective under the Sarbanex-Oxley Act and Financial Instruments and Exchange Act for the year 2013, which we have employed for eight years and five years, respectively.

Additionally, in order to enhance the management monitoring function of the Audit & Supervisory Board, from March 30, 2006, the number of Audit & Supervisory Board Members was increased from four (two Non-outside Audit & Supervisory Board Members, two Outside Audit & Supervisory Board Members) to five (two Non-outside Audit & Supervisory Board Members, three Outside Audit & Supervisory Board Members). Moreover, in order to strengthen the auditing function of the Corporate Audit Center, which is in charge of the internal auditing, the staff has been gradually increased and numbered 71 (as of March 31, 2014).

Through these measures, the Company has placed emphasis on building systems to ensure the proper functioning of corporate governance. Going forward, to ensure the everlasting functioning of corporate governance and the Company’s continued growth and development, the Company will foster a corporate culture whereby all Directors and all employees conduct themselves with an awareness of compliance and corporate ethics.

Corporate Governance

As of March 31, 2014

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.